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**15045890**

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION **SEC**
Washington, D.C. 20549 **Mail Processing**
**Section**
ANNUAL AUDITED REPORT
FORM X-17A-5 FEB 27 2015
PART III *Washington DC*
404

| SEC FILE NUMBER |
| --- |
| 8-41597 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/14___ AND ENDING___12/31/14___
                                    MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Hovde Group LLC

| OFFICIAL USE ONLY |
| --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
| --- |

1629 Colonial Parkway

(No. and Street)

| Inverness | IL | 60067 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven D. Hovde                                            (847) 991-6622
                                                      (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC

(Name – *if individual, state last, first, middle name*)

| 333 W. Wacker Dr., 6th Floor | Chicago | IL | 60606 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, Steven D. Hovde _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Hovde Group LLC _____ , as
of December 31 _____ , 20 14 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President & Chief Executive Officer
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ASSURANCE • TAX • ADVISORY

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hovde Group LLC

We have audited the accompanying statement of financial condition of Hovde Group LLC as of December 31, 2014. This financial statement is the responsibility of Hovde Group LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Hovde Group LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

*FGMK, LLC*

Chicago, Illinois
February 12, 2015

**FGMK, LLC**

2801 Lakeside Drive, 3rd Floor • Bannockburn, IL 60015 • 847 374 0400
333 W. Wacker Drive, 6th Floor • Chicago, IL 60606 • 312 818 4300 • fgmk.com

**HOVDE GROUP LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2014**

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 2,924,695 |
| Due from clearing broker | 323,891 |
| Accounts receivable | 42,127 |
| Prepaid expenses | 363,508 |
| Due from members, employees and others | 209,276 |
| Other | 22,941 |
| | $ 3,886,438 |

### LIABILITIES AND MEMBERS' EQUITY

**LIABILITIES**

| | |
|---|---:|
| Accounts payable | $ 32,221 |
| Accrued expenses | 484,517 |
| | 516,738 |

| | |
|---|---:|
| **LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS** | 716,310 |
| | 1,233,048 |
| **MEMBERS' EQUITY** | 2,653,390 |
| | $ 3,886,438 |

The accompanying notes are an integral part of this statement.